Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kalia Health, Inc
PO Box 3526
Washington, DC 20007
https://www.kaliahealth.com/

Up to $1,234,999.22 in Non-Voting Common Stock at $0.91
Minimum Target Amount: $123,999.33

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kalia Health, Inc
Address: PO Box 3526, Washington, DC 20007
State of Incorporation: DE
Date Incorporated: March 01, 2018

Terms:

Equity

Offering Minimum: $123,999.33 | 136,263 shares of Non-Voting Common Stock
Offering Maximum: $1,234,999.22 | 1,357,142 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.91
Minimum Investment Amount (per investor): $250.25

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are friends and family of Kalia Health, you are eligible for additional 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 2: Invest $2,500+ between [day 45 - 50] and receive 10% bonus shares.

Flash Perk 2: Invest $2,500+ between [day 45 - 50] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares.

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares.

Tier 3 Perk: Invest $20,000+ and receive a 30-minute zoom call with the founders + 15% bonus shares.

Tier 4 Perk: Invest $50,000+ and receive a 30-minute zoom call with the founders + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kalia Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligibility for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.91 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $91. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Kalia Health is a pre-revenue, pre-regulatory-approval biotechnology company dedicated to improving maternal health for women and birthing people globally with safe, accurate, and accessible technologies. Our company is in the final stages of product development for a point-of-care diagnostic test for preeclampsia. We have established our proof of concept, developed our IP, and have raised $1.9M in funding.

Kalia Health is in the pre-revenue stage of development and has not yet received FDA approval to sell its products.

We believe Kalia Health is making significant strides and gaining traction. Our team has received $1.9 million in total funding, including grants, awards, and offerings. We have won over 30 grants and pitch competitions,* including a $250,000 grant, the Social Justice Innovation Award, sponsored by Morgan Stanley and Centri Tech Foundation.

Currently, we are completing a study with our FDA, EMA & MHRA (USA, EU & UK) compliant clinical service provider, FARMOVS, in Bloemfontein, South Africa and will be finalizing our product development in collaboration with Diagnostic Consulting Network (DCN) in Carlsbad, CA, USA, one of the world-renowned leaders in global diagnostics.

*The total number of grant and competition wins includes programs and conferences that Kalia Health was invited to and/or participated in.

Intellectual Property

We have developed a prototype MVP (minimum viable product) using our own proprietary antibodies. We have a robust team of clinical and technical collaborators to complete the final stages of product development and prepare for regulatory approval and commercialization. Additionally, the intellectual property filed with the USPTO on April 16, 2021, under Patent Pub. No.: US 2021/0325400 Al technology and Published October 21, 2021, is 100% owned by Kalia Health. For intellectual property, regulatory advisory, and governance, we are engaged with Husch Blackwell LLP.

Corporate History

Kalia Health, Inc. was originally incorporated as MoyoMedical Technologies Inc. on 03/01/2018 as a Delaware Corporation and later underwent a name change to Kalia Health, Inc.

Competitors and Industry

The Company's competitor's include:

GestVision: Diagnosis- Protein misfolding

DIABETOMICS: Diagnosis- GlyFn biomarker

ThermoFisher Scientific: Diagnosis- Protein biomarker risk

Biora Therapeutics: Diagnosis- Protein biomarker rule-out

Roche: Diagnosis- Protein biomarker 1 week rule-out

Current Method: Diagnosis- Blood pressure, proteinuria

KH's most similar competitors with products in development are Lumella and GestVision. They utilize glycosylated fibronectin and misfolded proteins, respectively, for a POC PE diagnostic. Both products are currently not on the US market. Lumella is a blood diagnostic and requires a reader, making it invasive and creating additional costs for the user. GestVision is developing a urine-based test for PE. Both the Lumella and GestVision tests must be used by a healthcare provider in a clinical setting, rather than at home, and they do not provide the added value of patient empowerment or reach patients with limited access to healthcare. Thermofisher Scientific has a new-to-market blood diagnostic that measures PlGF and sFlt-1 after patient hospitalization to rule out progression to preeclampsia. This test is invasive, adds to clinical workflow, requires equipment purchase (a ThermoFisher immunoanalyzer), and is costly to patients and insurers, as its use is after disease onset and hospitalization.

The current diagnostic protocol for PE primarily measures elevated blood pressure and proteinuria, and is not very specific to PE. Clinicians have informed us that they often find it challenging to accurately identify preeclampsia given clouding factors such as white coat syndrome (increased blood pressure when a patient is in clinic) and other pregnancy complications, which are both challenging to distinguish from PE and also lead to protein in the urine. Further, this testing must be completed in a clinical setting.

Current Stage and Roadmap

We have proof of concept and a functional prototype. Our product is in the pre-regulatory-approval stage of development. We are currently engaged in 1 of the 2 studies required for the FDA. The first study is the "Bio-marker validation" study which is expected to conclude mid-December or sooner. The second study is the "Device validation" study. The second study is taking the results of the first study into the second study. The second study inserts the assay into a plastic hand-held device for patients' use. This study is a bigger study that is expected to take 4-6 months. We expect to start this study in January 2025 and conclude in Q2 2025.

Once completed, we plan to immediately file our FDA submission in Q2 2025, following the 510k Class II regulatory pathway. The Company's goal is to be completed and market-ready by Q4 2025, pending FDA review and approval.

The Team

Officers and Directors

Name: Denali Dahl

Denali Dahl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Co-Founder, and Director
  Dates of Service: March, 2018 - Present
  Responsibilities: As the CEO, my role is to develop a strategic vision, overseeing product development and regulatory compliance, securing funding, and build a cohesive team to drive the business from concept through to market launch and growth. Denali currently receives salary compensation of $60,000 for this role.

Other business experience in the past three years:

- Employer: FHI 360
  Title: Associate Scientist
  Dates of Service: May, 2022 - April, 2023
  Responsibilities: As part of the Pharmaceutical Development Team, I work on the preclinical development of long-acting contraceptive technology for low-resource settings. These products include injectables, biodegradable implants, and microneedle patches.

Other business experience in the past three years:

- Employer: UNC Chapel Hill
  Title: PhD Candidate
  Dates of Service: August, 2017 - February, 2022
  Responsibilities: Graduate student in the Behnabbour Lab in the Joint Department of Biomedical Engineering at UNC-Chapel Hill and NC State University

Name: Suvomita Happy Ghosh

Suvomita Happy Ghosh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Officer, Co-Founder, Director
  Dates of Service: December, 2018 - Present
  Responsibilities: Co-Founder of the company so I work on everything. Focus more on justice/ equity work, regulatory and reimbursement, and business management, but it's really not limited. Suvomita currently receives salary compensation of $60,000 for this role. Suvomita Happy Ghosh will be providing Form C sign-off as the Company's Principal Accounting Officer.

Name: Jamison Sexton

Jamison Sexton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Business Officer, Director
  Dates of Service: February, 2024 - Present
  Responsibilities: Responsible for Financial, Marketing, Regulatory, Governance, and Commercial functions. Jamison currently receives a salary compensation of $5000 for this role.

Other business experience in the past three years:

- Employer: Star 10 Industries - FZCO
  Title: Managing Director
  Dates of Service: November, 2020 - Present
  Responsibilities: General Management

Name: Simon Bentley

Simon Bentley's current primary role is with Gander.ae. Simon Bentley currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2024 - Present
  Responsibilities: Equity Board Member

Other business experience in the past three years:

- Employer: Gander.ae
  Title: General Manager
  Dates of Service: November, 2015 - Present
  Responsibilities: General Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Non-Voting Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive.

All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Kalia Health, Inc. was formed on March 9th 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kalia Health, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will

almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Denali Dahl	4,280,487	Voting Common Stock	45.35%
Happy Ghosh	4,280,487	Voting Common Stock	45.35%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, T. Dahl SAFE, B. Dahl SAFE I, SOSV ACE, Hudelson SAFE, GC ACE, B. Dahl SAFE II, and Bentley SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,357,142 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 10,536,584 with a total of 9,439,023 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 439,026 with a total of 439,026 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

T. Dahl SAFE

The security will convert into Preferred stock and the terms of the T. Dahl SAFE are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: equity financing

Material Rights

There are no material rights associated with T. Dahl SAFE.

B. Dahl SAFE I

The security will convert into Preferred stock and the terms of the B. Dahl SAFE I are outlined below:

Amount outstanding: $6,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: equity financing

Material Rights

There are no material rights associated with B. Dahl SAFE I.

SOSV ACE

The security will convert into Preferred stock and the terms of the SOSV ACE are outlined below:

Amount outstanding: $275,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $3,300,000.00
Conversion Trigger: equity financing

Material Rights

There are no material rights associated with SOSV ACE.

Hudelson SAFE

The security will convert into Preferred stock and the terms of the Hudelson SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: equity financing

Material Rights

There are no material rights associated with Hudelson SAFE.

GC ACE

The security will convert into Preferred stock and the terms of the GC ACE are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: equity financing

Material Rights

There are no material rights associated with GC ACE.

B. Dahl SAFE II

The security will convert into Preferred stock and the terms of the B. Dahl SAFE II are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: equity financing

Material Rights

There are no material rights associated with B. Dahl SAFE II.

Bentley SAFE

The security will convert into Preferred stock and the terms of the Bentley SAFE are outlined below:

Amount outstanding: $600,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $8,571,400.00
Conversion Trigger: equity financing

Material Rights

There are no material rights associated with Bentley SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the

Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
Final amount sold: $600,000.00
Use of proceeds: Biomarker and Device Validation Studies, Regulatory
Date: June 03, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Supporting living stipends of employees while fundraising
Date: February 02, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
Final amount sold: $250,000.00
Use of proceeds: R&D
Date: May 01, 2022
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
Final amount sold: $275,000.00
Use of proceeds: R&D
Date: December 04, 2021
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
Final amount sold: $20,000.00
Use of proceeds: R&D
Date: April 11, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

4 months without additional funding. The primary expenditure is the biomarker test. The cost plus 20% cushion of the study is approximately 400K. Team stipend allocation is 15k per month in total. We have 475k USD in cash. All other spending is nice to have and not needed at this time

Foreseeable major expenses based on projections:

Major expenses include:

Biomarker validation study

Device validation study

FDA, EMA, MHRA regulatory pathways

Legal fees

Consultancy and stipends

Future operational challenges:

The Device Validation (DV) study is the next big activity. It is a larger more expensive study that is required by the FDA and other country regulatory bodies. We anticipate the study to cost 6-700k usd. The same clinical partner, FARMOVS, is scheduled to support the study. Once we complete the DV study we will file for FDA 510k Class II regualtory pathway. Each step de-risks the project further. Every VC, PE, FO and Angel has indicated to us that they are willing to invest if we can show the traction. Thus we have to keep our warm leads informaed of our traction every step of the way so we can have the funds ready. Also we have to mange cashflow and payment terms. Right now we have NET30 FARMOVS and are looking to increase that as we develop more success and rapport in this project.

Future challenges related to capital resources:

Financial runway if regulatory takes longer than allocated for.

Future milestones and events:

Completion of the biomarker study will de-risk the project significantly. It means the technology works with out question. The study will be recognized by FDA (US), EMA (EU), MHRA (UK) and SAHPRA (South Africa) for submission into their respective regulatory approval programs. We the results of the first biomarker study were strong, but there is always a level of anxiety that comes with doing it again, and bigger. If there is a problem, the company have a contigency plan in place to look at other proteins. It would mean that we have to start the biomarker study all over again.

Completion of the Device Validation (DV) study will position the company's flagship product to enter FDA regulatory pathway. The DV can only take place once the biomarker study is done. The only challenge hear is that we need to ship the tech (air mail) to DCN, our partner in California, for the assay development. Shipping Import/Export is never a given and will have to be booked correctly. DCN will develop the assay and ship back to FARMOVS. We will use which ever shipper the partners recommend from their expertise and experience.

Husch Blackwell LLP has identified the regualtory pathway for the FDA, not us. They are the experts for these decisions. They have done their research to identify the pathway and presented to us other like type submissions and responses from the FDA to justify it. If the FDA comes back and says something unexpected or out of the ordinary then we have to comply, with speed.

Other submissions EMA / MHRA / SAHPRA pathway(s) will be addressed in similar fashion. All submissions add to the perspective of potential success and lay the groundwork for news articles about the product coming to market. This will entice market giants to consider acquisition talks.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2024, the Company has capital resources available in the form of shareholder investment of $475,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the Device Validation study and the FDA, EMA and MHRA regulatory processes. The funds will also be used for operational expenditures and any commercialization activity that may come up.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 66% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount (we assume $15K), we would only be able to cover SE costs. This would provide no material benefit for us.

Currently, our total cash on hand is $475k. This runway allows us to complete the biomarker validation clinical study (approximate cost of $400K USD) by the end of October 2024. With an average monthly burn rate of $15,000 for regular expenses, this leaves us with approximately $45k at the beginning of November 2024.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1.5 years. This is based on a projected average monthly burn rate of $100,000 for expenses related to biomarker study, device validation study, legal, inventory, marketing, admin systems, stipends. Again the bulk of expenses are weighted in the studies. With currently $630k on the books and $1.23M as the maximum allowed, thus totalling $1.86M, we have enough runway to GTM commercialization, acquisition or a series A round. Also, if we achieve the maximum we would look to increase the funding goal to the full $5M.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital from a variety of noteworthy institutions to validate Kalia Health as a true player in the market.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,989,026.41

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no authorized or outstanding preferred stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,315,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.33 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.22, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  59.0%
  We will use 59% of the funds raised for product development, regulatory clearance, customer research, and market entry.

- COGS
  15.0%
  We will use 15% of the funds raised to purchase inventory for the Company's Kal-PDx test in preparation of launch of the product.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: [Office Administration, Sales and Marketing, and/or Customer service, etc.]. Wages to be commensurate with training, experience and position.

- Working Capital
  9.5%
  We will use 9.5% of the funds for working capital to cover expenses for the initial launch, market expansion, admin systems, and sales & marketing as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kaliahealth.com/ (kaliahealth.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kaliahealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Kalia Health, Inc

[See attached]



Kalia Health, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kalia Health, Inc. Management

We have reviewed the accompanying financial statements of Kalia Health, Inc (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 22, 2024

KALIA HEALTH, INC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	1,001	406,324
Accounts Receivable	300	300
Other Current Assets	-	-
Total Current Assets	1,301	406,624
Non-Current Assets:		
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	1,301	406,624
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	149,772	-
Total Current Liabilities	149,772	-
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	149,772	-
EQUITY		
Common Stock	48	9
APIC - Stock Options	21	30
ACE Notes	525,000	525,000
SAFE Notes	76,000	76,000
Accumulated Deficit	(749,539)	(194,415)
TOTAL EQUITY	(148,471)	406,624
TOTAL LIABILITIES AND EQUITY	1,301	406,624

KALIA HEALTH, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	2023	2022
Revenues		
Revenues	-	-
Cost of services	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative Expenses	12,701	(10,802)
Professional Fees	155,228	63,740
Research Costs	361,150	314,532
Bio Accelerator Program	-	75,000
Total Operating Expenses	529,079	442,470
Total Loss from Operations	(529,079)	(442,470)
Other Expense		
Grant Income	(14,100)	(262,500)
Interest Income	(6)	-
Total Other Income/Expense	(14,105)	(262,500)
Net Income (Loss)	(514,974)	(179,970)
Earnings Before Income Taxes, Depreciation, and Amortization	(514,974)	(179,970)
Income Tax Expense	40,151	-
Net Income (Loss)	(555,125)	(179,970)

KALIA HEALTH, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	SAFE/ACE	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22	878,049	9	-	26,000	(14,445)	11,564
Issuance of Common Stock	-	-	-	-	-	-
APIC - Stock Options	-	-	30	-	-	30
Net income (loss)	-	-	-	-	(179,970)	(179,970)
SAFE/ACE	-	-	-	575,000	-	575,000
Ending balance at 12/31/22	878,049	9	30	601,000	(194,415)	406,624
Issuance of Common Stock	3,937,500	39	-	-	-	39
APIC - Stock Options	-	-	(9)	-	-	(9)
Net income (loss)	-	-	-	-	(555,125)	(555,125)
Ending balance at 12/31/23	4,815,549	48	21	601,000	(749,539)	(148,471)

KALIA HEALTH, INC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(555,125)	(179,970)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Current Assets	-	-
Accounts Payable	149,772	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	149,772	-
Net Cash provided by (used in) Operating Activities	(405,353)	(179,970)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
ACE Notes	-	450,000
SAFE Notes	-	50,000
Common Stock	39	9
APIC - Stock Options	(9)	30
Net Cash provided by (used in) Financing Activities	30	500,039
Cash at the beginning of period	331,324	11,255.00
Net Cash increase (decrease) for period	(405,323)	320,069
Cash at end of period	(73,999)	331,324

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kalia Health, Inc ("the Company") was originally incorporated in the State of Delaware pursuant to the General Corporation Law on March 1, 2018, under the name MoyoMedical Technologies Inc. On December 9, 2019, the Company's name was amended to Kalia Health, Inc.

Kalia Health, Inc plans to earn revenue by selling a preeclampsia diagnostic that is currently under development. The Company's headquarters are in Chapel Hill, North Carolina. The Company's target customers span globally. The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,001 and $406,324 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenue by selling preeclampsia diagnostic test kits. Payments will generally be collected at the time of purchase or based on the agreed terms. The Company's primary performance obligation is to provide preeclampsia test kits, which are used during pregnancy after 20 weeks to deliver accurate diagnoses of the condition.

General and Administrative

General and administrative expenses consist of supplies, travel, office expenses, dues and subscriptions, and other miscellaneous expenses.

Professional Fees

Professional fees associated with legal, accounts and stipends are expensed as costs are incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

	Nonvested Shares	Weighted Average Fair Value
Total options outstanding, January 1, 2022	-	$ -
Granted	9,000,000	$90
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	9,000,000	$90
Granted	-	$ -
Vested	3,937,500	$39
Forfeited	-	$ -
Nonvested shares, December 31, 2023	5,062,500	$51

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no long term debt or obligations.

NOTE 6 – EQUITY

The Company has authorized 10,975,610 of common shares with a par value of $0.00001 per share. 10,810,976 shares are voting common stock while 164,634 shares are non-voting common stock. 4,815,549 shares and 878,049 shares of voting common stock were issued and outstanding as of 2023 and 2022, respectively.

Shares of non-voting common stock shall have no voting rights except where a vote of the Non-Voting Common stock is required by law, in which case each share of non-voting common stock shall have one vote.

Common Stockholders shall not be entitled to cumulate their vote for the election of directors, or any other matter submitted to a vote of the stockholders.

Pre-emptive right shall not exist with respect to shares of capital stock or securities convertible into the capital stock, whether now or hereafter authorized, provided that the Corporation may, by contract, grant to some or all of the Corporation's security holders preemptive rights to acquire securities of the Corporation.

Convertible Equity Agreements

The Company entered into various SAFE agreements in 2019, 2021 and 2022, totaling $76,000. The Agreements have no maturity date and bear no interest. The SAFE agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M – $4.0M.

On March 21, 2022, the Company entered into an ACE (Agreement for Convertible Equity) for $275,000 and a second agreement on May 1, 2022, for $250,000. The agreements have no maturity date and bear no interest. The ACE agreement provides the investor with the right to future equity in the Company. The ACE instrument has a valuation cap of $3.3M - $4.5M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 22, 2024, the date these financial statements were available to be issued.

On August 22, 2024, the Company amended its Articles of Incorporation to authorize the issuance of 10,975,610 shares of capital stock, in the aggregate, consisting of 10,536,584 shares of Voting Common Stock with a par value of $0.00001 per share, and 439,026 shares of Non-Voting Common Stock with a par value of $0.00001 per share. Shares of Non-Voting Common Stock shall have no voting rights except where a vote of the Non-Voting Common Stock is required by law, in which case each share of Non-Voting Common Stock shall have one vote.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

♡ Add to Watchlist   Log In

0 MINUTES LEFT ⓘ

GET A PIECE OF KALIA HEALTH

Bringing Healthcare Home

Kalia Health, Inc. is a pre-revenue, pre-regulatory-approval biotechnology company that is dedicated to improving maternal health for women and birthing people globally with safe, accurate, and accessible technologies. Our company is in the final stages of product development for a point-of-care diagnostic test for preeclampsia. We have established our proof of concept, developed our IP, and have raised $1.9M in funding. Kalia Health has not yet received FDA approval to sell its products.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

| OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS |

Get Equity
$0.91 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	**VALUATION**
$250.25	$8.99M

REASONS TO INVEST

High impact: We believe Kalia Health is uniquely positioned to provide a highly accurate and accessible preeclampsia diagnostic tool, thereby greatly improving maternal health outcomes.

 ROI: The prenatal care diagnostics market is growing and it's expected to reach up to $19.8 billion within the next 5 years. Our estimated SOM (Serviceable Obtainable Market) is $1.7B.

 Team: We have secured $1.9M in funding, developed a prototype, and are performing clinical studies in South Africa. Backed by 200+ years of combined experience, Kalia Health's expert team is driving our mission forward.

TEAM



Denali Dahl, PhD • Chief Executive Officer & Co-Founder

Denali is a biomedical engineer and global health researcher specializing in female sexual and reproductive health. She holds degrees from UC San Diego, Duke University, and UNC Chapel Hill & NC State University. Her work includes developing a portable diagnostic tool for cervical cancer and long-acting drug delivery systems for sexually transmitted diseases and contraception.

Read Less





Simon Bentley • Board Member

Simon Bentley is a British born entreprenuer. In 2010 he relocated from UK to the UAE. In 2015 he started Gander.ae - a production company - in the UAE. In 2018 Simon turned his attention to the Real Estate market and began purchasing properties in Dubai, UAE to leverage it's growth potential and favorable banking terms. During Covid-19 he significantly increased his porfolio in Dubai. In 2023 Simon began offloading the real estate at and average of +500% gains and divesting the returns in to other industries.

Read Less



Happy Ghosh • Chief Product Officer & Co-Founder

Happy is a biomedical engineer and global health researcher with degrees from Boston University and Duke University. She has developed and evaluated medical devices for low-resource settings, including mHealth platforms, lateral flow technology for brain injury, and ultrasound coupling media. Suvomita Happy Ghosh will be providing Form C sign-off as the Company's Principal Accounting Officer.

Read Less





Jamison Sexton • Chief Business Officer

Jamison is an award-winning healthcare executive with over 15 years of experience in innovation and business strategy. He has worked with the Alzheimer Institute of America and Roche Diagnostics, managing commercial activities across 20 countries. Jamison excels in performance management and has a vast international network of key stakeholders.

Read Less



Show Less

THE PITCH

What is Preeclampsia?

Preeclampsia is a hypertensive pregnancy complication that typically occurs in the second half of pregnancy (20+ weeks).[1] Undiagnosed and untreated, the problem progresses to a severe stage of eclampsia, which involves organ failure, seizure activity, and fatalities for the mother or birthing parent and baby.[2]

Preeclampsia
High blood pressure exceeds 140/90 mm Hg
SYS 159
DIA 106
PULSE 70
BLOOD PRESSURE MONITOR
START STOP
Development of Placenta
Blood vessels in the placenta doesn’t develop or function property
Narrowed blood vessels
Normal
Preeclampsia







THE PROBLEM

Addressing the Gap in Prenatal Care

Preeclampsia can be difficult to diagnose because symptoms are subtle, often leaving people unaware until it has reached a severe stage of medical complications.

Core issues:

- Difficult to diagnose - Subtle symptoms early stage[3]
- Inaccurate - ~30% misdiagnosis[4]
- Inaccessible - Testing in clinical setting only[5]

Preeclampsia is the **second leading cause of maternal mortality**.[6]

Annual Statistics



21.3 Million

Pregnancies a year globally are affected by preeclampsia

16% Maternal Deaths in the U.S.

The U.S. has the highest rates of maternal mortality of any high-income country, and the problem is growing.

60% more PE among black women in the U.S.

→ **500K infant deaths**

→ **76K maternal deaths**

→ **25% increase over past 20 years in US**



Sources: NCBI, NCBI, Nature.com, AHA Journels, Preeclampsia.org

OUR TECHNOLOGY

Early Detection Saves Lives

Preeclampsia is straightforward to treat and manage **when detected early**. That's why our team is developing a point-of-care diagnostic test for preeclampsia that can be used at home or in a clinic setting.





Low-Cost

<$30 per test



Point-of-Care

Home or clinic



Non-Invasive

Urine-based



Early

Before severe symptoms



Rapid

<5 minutes



Accurate

>80% sensitivity & specificity

The image above includes anticipated features and functionalities for Kalia Health's diagnostic test. Kalia Health's diagnostic test is pre-regulatory-approval and is not currently available for use. Features and functionalities are subject to change.

The preeclampsia diagnostic test is being developed as a rapid, urine-based diagnostic test similar to a home-pregnancy test. Individuals can self-screen for the early onset of preeclampsia so they know when to seek medical care before the complication becomes severe.


Steps for Using the PE Test
1
Expecting mother attends a prenatal care visit and receives test strips
2
Expectant mother uses the PE Test to self-screen for preeclampsia
3
Test will show a normal or preeclamptic reading
4
Mothers can seek care before experiencing any severe complications

The image above includes anticipated features and functionalities for Kalia Health's diagnostic test. Kalia Health's diagnostic test is pre-regulatory-approval and is not currently available for use. Features and functionalities are subject to change.

THE IMPACT

Accessible & Effective

According to our research, there are no early, non-invasive diagnostics for preeclampsia on the market in the U.S. We believe we are uniquely positioned to provide a **highly accurate diagnostic tool** that is also **highly accessible**.

As a health justice organization, Kalia Health is leveraging technology to improve access to care and reduce health inequities.

- We anticipate that our preeclampsia diagnostic will be able to increase the number of women and birthing people that can **self-detect** and **seek prenatal care** for preeclampsia through home diagnosis, education, and empowerment.
- Within the **first five years** of product launch and expected adoption, we believe short-term costs healthcare costs associated with preeclampsia care could decrease by **16%** by reducing adverse outcomes and increasing gestational age at birth[7], according to our data
- In the long term, we aim to **reduce maternal and infant mortality rates** by impacting healthcare infrastructure to make prenatal care more accessible and patient centric by amplifying the voices of prenatal patients.

THE MARKET

A Novel Market Opportunity

A *novel* **market opportunity**

$20 Billion
Pregnancy diagnostics market globally

$30
Estimated cost per preeclampsia diagnostic test

$1.7 Billion
Estimated serviceable addressable market by KH

Sources: BCC Research

Preeclampsia can occur quickly, without any warning, and it can happen to anyone.[8] Current prenatal care guidelines recommend at least 10 prenatal care visits during pregnancy, with the majority of visits occurring in the second and third trimesters to routinely screen for complications.[9] We anticipate our diagnostic kit will include 10 tests that can allow those expecting to complete each screening at home.



Preparing to file 510(k) application with FDA

Regulatory approval will be sought in parallel South Africa and the United States. We anticipate both regulatory clearance processes to be completed by Q4 2025.

Assuming regulatory approval, we anticipate initially launching in the US and South Africa and we plan to target entry markets with large populations and global market influence, such as the European Union, the United Kingdom, Brazil, and India.

OUR TRACTION

Our Milestones and Achievements



Milestones Achieved

- **Prototype MVP** technology developed with proprietary antibodies

- **Intellectual property 100% owned,** patent is expected to be issued in 2024

- **$1.9M funding received** from angel investors and grants

We believe Kalia Health is making significant strides and gaining traction. Our team has received $1.9 million in total funding. We have won over 30 grants and pitch competitions*, including a $250,000 grant, the Social Justice Innovation Award, sponsored by Morgan Stanley and Centri Tech Foundation.

*The total number of grant and competition wins includes programs and conferences that Kalia Health was invited to and/or participated in.

We have developed a prototype MVP (minimum viable product) using our own proprietary antibodies. We have a robust team of clinical and technical collaborators to complete the final stages of product development and prepare for regulatory approval and commercialization. Additionally, the intellectual property for this technology is 100% owned by Kalia Health.

Currently, we are completing a study with our FDA, EMA & MHRA (USA, EU & UK) compliant clinical partner, FARMOVS, in Bloemfontein, South Africa and will be finalizing our product development in partnership with the Diagnostic Consulting Network (DCN) in Carlsbad, CA, USA, a world-renowned leader in global diagnostics. For intellectual property, regulatory advisory, and governance, we are engaged with Husch Blackwell LLP.

WHY INVEST

Positive Impact and Value Creation

We believe Kalia Health is at the forefront of developing a point-of-care diagnostic test for preeclampsia, and is poised to transform maternal health on a global scale. Our mission is to improve maternal health outcomes and provide women and birthing people with the tools they need to take control of their own health. We expect our innovative approach and strategic market positioning will have the potential to disrupt the market and carve out a significant market share.

By investing in Kalia Health, you're investing in a future where all women and birthing parents, regardless of location or socioeconomic background, have the power to take control of their health and ensure safe pregnancies.

Join us in making a positive impact on the lives of millions.

ABOUT

HEADQUARTERS
PO Box 3526
Washington, DC 20007

WEBSITE
View Site ↗

Kalia Health, Inc. is a pre-revenue, pre-regulatory-approval biotechnology company that is dedicated to improving maternal health for women and birthing people globally with safe, accurate, and accessible technologies. Our company is in the final stages of product development for a point-of-care diagnostic test for preeclampsia. We have established our proof of concept, developed our IP, and have raised $1.9M in funding. Kalia Health has not yet received FDA approval to sell its products.

TERMS

Kalia Health

Overview

PRICE PER SHARE
$0.91

VALUATION
$8.99M

DEADLINE ⓘ
Oct. 29, 2024 at 6:55 PM UTC

FUNDING GOAL ⓘ
$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$250.25

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.22

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
136,263

MAX NUMBER OF SHARES OFFERED
1,357,142

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→

Offering Memorandum	→

Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,301	$406,624
Cash & Cash Equivalents	$1,001	$406,324
Accounts Receivable	$300	$300
Short-Term Debt	$149,772	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0

Costs of Goods Sold	$0	$0
Taxes Paid	$40,151	$0
Net Income	-$555,125	-$179,970

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are friends and family of Kalia Health, you are eligible for additional 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 2: Invest $2,500+ between [day 45 - 50] and receive 10% bonus shares.

Flash Perk 2: Invest $2,500+ between [day 45 - 50] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares.

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares.

Tier 3 Perk: Invest $20,000+ and receive a 30-minute zoom call with the founders + 15% bonus shares.

Tier 4 Perk: Invest $50,000+ and receive a 30-minute zoom call with the founders + 20% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kalia Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligibility for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.91 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $91. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

Business Wire
Morgan Stanley and Centri Tech Foundation Announce Inaugural Winners of the Social Justice Innovation Awards

View Article

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



SIGN UP

SUBMIT ORDER

FUNDS IN TRANSIT

FUNDS RECEIVED

FUNDS INVESTED

WHY STARTENGINE?

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

 **DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs



@ 2024 All Rights Reserved

Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center







Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS   Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This is Doctor Denali Dahl and Happy Ghosh. Together, they are the founders of Kalia Health.

Kalia Health is a biotech company that's developing a diagnostic for pre-eclampsia.

Preeclampsia is a serious pregnancy complication marked by high blood pressure and organ damage, typically occurring after 20 weeks of pregnancy. It affects approximately 21.3 million pregnancies annually, is a leading cause of maternal and infant deaths globally, and is a large contributor of health disparities.

Preeclampsia can be difficult to diagnose because symptoms are subtle, often leaving people unaware of the complication until it has progressed to eclampsia, which involves organ failure, seizure activity, and death.

Current diagnostics are inaccurate, misdiagnosing about 30% of cases and must be done in a clinical setting, which makes it inaccessible to many.

We're developing a test that can be used at home or in a clinical setting. It's a noninvasive urine based test that uses protein biomarkers to diagnose pre-eclampsia. This test is rapid, it's easy to use, and it is a highly accurate test that can predict pre-eclampsia before symptoms onset.

Our diagnostic test provides an affordable and accessible solution for early detection of pre-eclampsia, reducing pregnancy related complications and deaths.

Once we have the home diagnostic test for pre-eclampsia developed our ultimate goal is to ensure that every pregnant person has access to this technology globally because we want to ensure that everyone is able to have a happy, healthy pregnancy and live their best lives.

Kalia Health has a strong managing and advisory team of experts supporting this mission with over 200 years of combined experience in everything from product development to commercialization.

The prenatal care diagnostics market is growing, and it's expected to reach up to $20 billion.

Kalia Health has recieved over $1 million of funding, won over 30 grants and pitch competitions, including a quarter of $1 million grant from sponsored by Morgan Stanley. And with this funding, we've demonstrated our proof of concept in a number of ways. We have clinical data to support our technology. We have a proof of concept prototype, that's fully functional.

And with our current raise, we're planning to complete the final stages of our R&D so that our product is ready for commercialization. So please join us as we work to bring healthcare home.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.